UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

KATE SPADE & COMPANY

(Name of Subject Company)

KATE SPADE & COMPANY

(Name of Person Filing Statement)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

485865109

(CUSIP Number of Class of Securities)

Craig A. Leavitt

Chief Executive Officer

Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko	Robert B. Schumer
Senior Vice President, Chief Financial Officer	Justin G. Hamill
Kate Spade & Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2 Park Avenue	1285 Avenue of the Americas
New York, New York 10016	New York, New York 10019
212-354-4900	(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kate Spade & Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 26, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Coach, Inc., a Maryland corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9) any and all of the outstanding shares (the “Shares”) of common stock, par value $1.00 per share, of the Company at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 26, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, immediately prior to the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on Monday, July 10, 2017. The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 96,384,196 Shares (excluding 3,767,075 Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 74.92% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on the morning of July 11, 2017, Parent and Purchaser expect to consummate the Merger pursuant to Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than Shares owned by (i) Parent, the Company (including Shares held in treasury) or any of their wholly-owned subsidiaries, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes. Following the Merger, all Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

On July 10, 2017, Parent issued a press release announcing the completion of the Offer and the expected closing of the Merger. The full text of the press release is attached as Exhibit (a)(15) to this Amendment and is incorporated  herein by reference.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

(a)(15)	Press Release of Parent, dated July 10, 2017, announcing the completion of the Offer and the expected closing of the Merger (incorporated by reference to Exhibit (a)(1)(O) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

KATE SPADE & COMPANY
By:	/s/ George M. Carrara
Name:	George M. Carrara
Title:	President and Chief Operating Officer

Dated: July 11, 2017